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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                       (Name of Subject Company (Issuer))

                      TLC ACQUISITION CORPORATION (OFFEROR)
                         E-MEDSOFT.COM (OFFEROR PARENT)
            (Names of Filing Persons--identifying status as Offeror,
                             Issuer or other person)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    88032R107
                      (CUSIP Number of Class of Securities)

                               Frank Magliochetti
                       President & Chief Executive Officer
                        200 Brickstone Square, Suite 403
                                Andover, MA 01810
                                 (978) 323-2500

          (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                      1330 Marsh Landing Parkway, Suite 106
                           Jacksonville, Florida 32250
                                 (904) 543-1000

          (Former name or former address, if changed since last report)

                                   COPIES TO:

Gordon M. Bava, Esq.                             Gregory A. Gehlmann, Esq.
Manatt, Phelps & Phillips, LLP                   Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard                     1501 M Street, N.W.
Los Angeles, California  90064-1614              Washington, D.C. 20005-1702
Phone (310) 312-4205                             Phone (202) 463-4334
Fax (310) 312-4224                               Fax (202) 463-4394

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation:  $11,900,000(*)         Amount of Filing Fee:  $2,380.00
-------------------------------------------------------------------------------

(*) Determined in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that the Purchaser purchases all outstanding shares of Common Stock, par value $0.01 per share ("Shares"), of Tender Loving Care Health Care Services, Inc. at $1.00 per Share net to the seller in cash. Tender Loving Care Health Care Services, Inc. has informed the Purchaser that approximately 11,819,653 Shares are issued and outstanding as of October 18, 2001, the last date as to which the number of Shares was readily ascertainable. The Transaction Valuation does not reflect the potential impact of outstanding options and warrants to purchase the Common Stock of Tender Loving Care Health Care Services, Inc.

/ /      Check the box if any part of the fee is offset as provided by Rule
         0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            Not applicable.

         Form or Registration No.:          Not applicable.

         Filing Party:                      Not applicable.

         Date Filed:                        Not applicable.


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /x/ third-party tender offer subject to Rule 14d-1

         / / Issuer tender offer subject to Rule 13e-4

         / / Going-private transaction subject to Rule 13e-3

         / / Amendment to Schedule 13D under Rule 13d-2

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by TLC Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of e-MedSoft.com, a Nevada corporation ("Med Diversified" or "Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Tender Loving Care Health Care Services, Inc., a Delaware corporation ("TLCS" or the "Company"), at $1.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibit (a)(1). This Schedule TO is being filed on behalf of Purchaser and Parent.

         The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Neither e-MedSoft.com and Purchaser nor, to the best knowledge of e-MedSoft.com and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws.


ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

Not applicable because the consideration being offered by Purchaser consists solely of cash.


ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(a)   Offer to Purchase dated October 29, 2001.

(a)(1)(b)   Letter of Transmittal dated October 29, 2001

(a)(1)(c)   Notice of Guaranteed Delivery

(a)(2)(a)   Joint press release issued by the Company and Parent on October
               19, 2001 announcing the intention of the Purchaser to commence the Offer (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser on October 19, 2001).

(a)(2)(b)   Joint Press Release issued by Parent and Company announcing the commencement on October 29, 2001, of the Offer.

(a)(2)(c)   Letter to Stockholders.

(a)(5)(1)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.

(a)(5)(2)   Letter to Customers/Clients

(a)(5)(3)   Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(b)         Not Applicable.

(c)         Not Applicable


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(d)(1)      Agreement and Plan of Merger and Reorganization, dated October 18,
               2001, by and among the Company, Purchaser and Parent.

(d)(2)      Confidentiality Agreement, dated September 25, 2001, by and between the Company and Parent

(d)(3)      Stock Option Agreement, dated October 18, 2001, by and among the
               Company, Purchaser and Parent

(d)(4)      Shareholder Agreement, dated October 18, 2001, by and among the
               Purchaser, Parent and certain Shareholders of Company.

(d)(5)      Employment Agreement between the Company and Stephen Savitsky dated
               October 18, 2001

(d)(6)      Employment Agreement between the Company and Dale Clift dated
               October 18, 2001

(d)(7)      Employment Agreement between the Company and David Savitsky dated
               October 18, 2001

(d)(8)      e-MedSoft.com Warrant Agreement dated October 18, 2001 -
               Stephen Savitsky

(d)(9)      e-MedSoft.com Warrant Agreement dated October 18, 2001 -
               Dale R. Clift

(d)(10)     e-MedSoft.com Warrant Agreement dated October 18, 2001 -
               David Savitsky

(d)(11)     Letter Agreement dated October 18, 2001 among Company,
               Stephen Savitsky, Dale R. Clift and David Savitsky

(d)(12)     Letter dated October 18, 2001 by Med Diversified

(e)         Not Applicable.

(f)         Not Applicable.

(g)         Not Applicable.

(h)         Not Applicable.


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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2001
                                     TLC ACQUISITION CORPORATION

                                     By  /s/ FRANK MAGLIOCHETTI

                                         Name: Frank Magliochetti
                                         Title: President

                                     e-MedSoft.com

                                     By  /s/ Frank Magliochetti

                                         Name: Frank Magliochetti
                                         Title: President & Chief Exec. Officer


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                                INDEX TO EXHIBITS

(a)(1)(a)    Offer to Purchase dated October 29, 2001.

(a)(1)(b)    Letter of Transmittal dated October 29, 2001

(a)(1)(c)    Notice of Guaranteed Delivery

(a)(2)(a) Joint press release issued by the Company and Parent on October 19, 2001 announcing the intention of the Purchaser to commence the Offer (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser on October 19, 2001).

(a)(2)(b) Joint Press Release issued by Parent and Company announcing the commencement on October 29, 2001, of the Offer.

(a)(2)(c)    Letter to Stockholders.

(a)(5)(1) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(2)    Letter to Customers/Clients

(a)(5)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)          Not Applicable.

(c)          Not Applicable

(d)(1) Agreement and Plan of Merger and Reorganization, dated October 18, 2001, by and among the Company, Purchaser and Parent.

(d)(2) Confidentiality Agreement, dated September 25, 2001, by and between the Company and Parent

(d)(3) Stock Option Agreement, dated October 18, 2001, by and among the Company, Purchaser and Parent

(d)(4) Shareholder Agreement, dated October 18, 2001, by and among the Purchaser, Parent and certain Shareholders of Company.

(d)(5) Employment Agreement between the Company and Stephen Savitsky dated October 18, 2001

(d)(6) Employment Agreement between the Company and Dale Clift dated October 18, 2001

(d)(7) Employment Agreement between the Company and David Savitsky dated October 18, 2001

(d)(8)       e-MedSoft.com Warrant Agreement dated October 18, 2001 -
             Stephen Savitsky

(d)(9)       e-MedSoft.com Warrant Agreement dated October 18, 2001 -
             Dale R. Clift

(d)(10)      e-MedSoft.com Warrant Agreement dated October 18, 2001 -
             David Savitsky

(d)(11) Letter Agreement dated October 18, 2001 among Company, Stephen Savitsky, Dale R. Clift and David Savitsky

(d)(12)      Letter dated October 18, 2001 by Med Diversified

(e)          Not Applicable.

(f)          Not Applicable.

(g)          Not Applicable.

(h)          Not Applicable.